

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 21, 2016

Phillip W. Barnhouse
Chief Financial Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40233

     Re: Porter Bancorp, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed March 30, 2015
            File No. 001-33033

Dear Mr. Barnhouse:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ John P. Nolan

                     John P. Nolan
                     Senior Assistant Chief Accountant
                     Office of Financial Services